

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 9, 2009

Via Facsimile and U.S. Mail

Mr. Michael D. Pruitt
  Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

> **Re: Chanticleer Holdings, Inc.**
> **Supplemental response letter dated November 3, 2009 regarding the**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-29507**

Dear Mr. Pruitt:

We have reviewed your supplemental response letter to us dated November 3, 2009 in response to our letter of comment dated October 5, 2009 and have the following comments. We think you should revise your document by filing amendments to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.   The amendments should be filed as soon as practicable.

Form 10-Q (Quarter Ended March 31, 2009), As Amended

Financial Statements
and
Note 3. Restatement, page 9

1.   We have reviewed your response to our prior comment 3 regarding the adoption of FASB 141(R) (i.e., FASB ASC 805-10-25-23) at January 1, 2009 and the treatment of the previously capitalized deferred acquisition costs. We note that you view the adoption of this new standard as a change in accounting principle as the 'accounting principle formerly used *(i.e., FASB 141)* is no longer generally accepted;' however, it appears your interpretation of this constituting a change in accounting principle where retrospective application of the new standard is required is not appropriate. The Staff does not view the adoption of SFAS 141(R) to be a change in accounting principle or a change from one generally accepted accounting principle to another generally accepted accounting principle. Rather SFAS 141(R) is a revision of the previously issued SFAS 141 and requires prospective application; thus upon adopting SFAS 141(R) on January 1, 2009, your deferred acquisition costs under SFAS 141 that existed at December 31, 2008, should be immediately expensed as a current period charge to (loss) from operations. Please revise your financial statements accordingly. Alternatively, you may retrospectively restate the prior period financial statements (to expense the previously capitalized acquisition costs) for a change in accounting policy.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief